HESS CORPORATION
                           1185 Avenue of the Americas
                            New York, New York 10036


GEORGE C. BARRY
Vice President, Secretary
and Deputy General Counsel
(212) 536-8599
Fax: (212) 536-8241


May 21, 2008


VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attn:    H. Roger Schwall, Assistant Director

Re:      Hess Corporation
         Form 10-K for Fiscal Year Ended December 31, 2007
         Filed February 27, 2008
         Definitive Proxy Statement on Schedule 14A
         Filed on March 27, 2008
         Response to Comment Letter Dated April 23, 2008
         Commission File No. 1-01204
--------------------------------------------------------------------------------

Dear Ladies and Gentlemen:

     Enclosed are our responses to the comments of the staff of the Securities and Exchange Commission (the "Commission") as transmitted to me by letter dated April 23, 2008 in connection with the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Hess Corporation (the "Company") with the Commission on February 27, 2008 (the "Annual Report") and the Definitive Proxy Statement on
Schedule 14A filed by the Company with the Commission on March 27, 2008 (the "Proxy Statement", and together with the Annual Report, the "Filings"). By letter dated May 2, 2008, I confirmed that Mr. Sean Donahue of the staff had agreed to grant the Company an additional 10 business days to respond to the staff's letter of April 23, 2008. For convenience, the staff's comments are reprinted below in bold, with the corresponding response set immediately below the applicable comments.

     Pursuant to Rule 83 of the Commission's Freedom of Information Act Rules, 17 C.F.R. ss.200.83, the Company hereby requests confidential treatment for the entire second paragraph of our response to comment 2 of the staff.

     This application for confidential treatment is based upon 5 U.S.C. ss. 552(b)(4), which provide an exemptions from the public availability requirements of the Freedom of Information Act for trade secrets and commercial or financial information which is privileged or confidential. This paragraph discusses the potential competitive harm that could result from disclosure of the target for the Company's corporate performance goal for its annual cash bonus. We respectively request confidential treatment of this paragraph for a three-year period ending May 21, 2011.

Proxy Statement filed March 27, 2008
------------------------------------

Compensation Discussion and Analysis, page 10
---------------------------------------------

     1. We note your response to comment one. We further note that you attempt to deliver "top-tier direct compensation..." In future filings, please clarify the meaning of "top-tier direct compensation." For example, does "top-tier direct compensation" mean that the Company pays more than the comparator companies, less than some of the comparator companies but more than others, or the same amount as comparator companies.

          We note the staff's comment. In future filings, we will clarify the meaning of "top tier compensation" by explaining that generally the Company targets to pay each named executive officer more than most of the comparator companies pay for a comparable position, if performance objectives are met.

     2. We note your response to comment two. We further note that while you disclose the amount of the corporate performance goal attained in 2007 and that you attained the maximum payout on this goal, you do not disclose the actual target for the corporate performance goal. In further filings, please revise to specifically disclose the actual target versus the maximum payout amount of the corporate performance goal. To the extent you believe that this disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 401(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

          We do not believe we are required to disclose the amount of our corporate performance goal because we believe it constitutes trade secrets or confidential commercial or financial information under 5 U.S.C. Sec. 552(b)(4), the disclosure of which would result in competitive harm to the Company.

          [This paragraph had been intentionally omitted from this EDGAR correspondence pursuant to the abovementioned confidential treatment request.]

          For these reasons, we believe we should not be required to disclose the corporate performance goal in future filings. We confirm that in future filings, we will provide as much detail as necessary to show how difficult it is to achieve the target level without disclosing information that poses a reasonable risk of competitive harm.

     3. We note your response to comment two. We further note that while you make a competitive harm argument as to why your business unit performance metrics do not need to be disclosed, you do not provide a detailed supplemental analysis supporting your conclusion. Please provide a more detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

          The basis for not disclosing actual targets for business unit metrics was the Company's determination that disclosure of the target for each of the approximately 30 metrics that comprise the business unit component of the annual cash bonus plan was not material to an understanding of any of the named executive officer's compensation for 2007 (and not otherwise material in the context of our Compensation Discussion and Analysis), for the reasons stated in our letter to the staff dated April 4, 2008. While we advised the staff that we treat our internal financial and operational targets as confidential and that competitors could use such information to compete more successfully with Company, competitive harm was not the basis for the Company's determination not to disclose business unit targets. Therefore, we did not provide a detailed supplemental analysis supporting a conclusion that disclosure of the targets would result in competitive harm.

Form 10-K for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

Engineering Comments
--------------------

General
-------

     4. We note your response to comment four. Please provide us with a copy of your reserve report as of December 31, 2007. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

          On April 4, 2008, in response to comment 4 of the letter of the staff dated March 20, 2008, a CD-ROM copy of the Report of DeGolyer and MacNaughton, Registered Professional Engineers, as of December 31, 2007, on Proved Reserves attributable to the Company was provided to Mr. James Murphy of the staff, together with an application for confidential treatment.

          Following that submission, on or about April 9, 2008 Mr. Murphy notified me by telephone call that the staff was requesting a report on proved reserves by field. On April 29, 2008 a CD-ROM copy of the Report of DeGolyer and MacNaughton, Registered Professional Engineers, as of December 31, 2007, on Proved Reserves presented by field was provided to Mr. Murphy, together with an application for confidential treatment.

          On May 5, 2008, the Company received a letter from Mr. Murphy requesting additional information on cash flows by proved reserve category, presented by geographic area, including annual production, oil and gas prices, total revenue operating costs and taxes, and capital investment. In a telephone call on May 5, 2008 between John Rielly, Chief Financial Officer, Kevin Wilcox, Controller, Scott Heck, Senior Vice President and me of the Company and Mr. Murphy of the staff, and in a subsequent telephone call on May 8, 2008 between the same representatives of the Company and Mr. Roger Schwall, Mr. Ronald Winfrey and Mr. Murphy of the staff, we advised the staff that we do not in the regular course of business maintain the information requested in a readily accessible format, that it is not required to be disclosed in the manner requested in the Standardized Measure of Discounted Future Net Cash Flows, that the Company does not use the requested information in the management of its business and that it would take many employee hours to compile this information. After the staff declined to alter the scope of the requested information, we advised the staff that we would not be able to respond to the request within 10 business days from May 5, but that we would determine how long it would take to provide the information. The Company continues to believe that this is an unduly burdensome request that goes beyond what the staff requires to confirm the adequacy of the Company's reserve reporting. Nevertheless, in a telephone call on May 20, 2008 the Company advised Mr. Murphy that it could provide the requested information by June 9, 2008, and Mr. Murphy agreed to extend the date for our response to that date. This is to confirm that the Company will provide the information requested in the staff's letter of May 5, 2008, together with a request for confidential treatment, by June 9, 2008.

     The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing, please contact me at
(212) 536-8599.

                                                             Very truly yours,

                                                             /s/ George C. Barry

cc:  Mr. James Murphy
     Mr. Sean Donahue
     Ms. Mellissa Campbell Duru
         Division of Corporation Finance
         Kevin Keogh, Esq. White & Case LLP